FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, June 25, 2004 Home Equity Pass-Through Certificates, Series 2004-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04033780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John P. Graham
Title: Vice President

Dated: June 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3 M-5
100 PPC
Par Price
Trigger Fail

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Collat Loss Yield Break	16.93	15.24	11.91
***CDR - Yield Break**	23.5	20.1	14.3
% Cum Collat Loss - 1st $ Principal Loss	16.11	13.88	10.19
****CDR - 1st $ Principal Loss**	21.8	17.6	11.7

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	11.07	16.14	15.40
***CDR - Yield Break**	10.60	6.80	3.30
% Cum Collat Loss - 1st $ Principal Loss	10.58	14.46	13.32
****CDR - 1st $ Principal Loss**	10.10	6.00	2.80
Loss Severity: 100%			
Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	10.54	15.39	15.10
***CDR - Yield Break**	10.00	6.40	3.20
% Cum Collat Loss - 1st $ Principal Loss	10.04	13.68	12.56
****CDR - 1st $ Principal Loss**	9.50	5.60	2.60

****Any lower CDR (by 0.1 increments) will result in a positive yield***
*****Any lower CDR (by 0.1 increments) will not take a principal loss***

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3 Class B-2A DM Table

Investor Settlement: 6/29/2004
First Payment Date: 7/25/2004

HEMT 2004-3 Class B-2A DM Table

Spread	30 CPR, Call (Y) Price
380	100.79
385	100.59
390	100.39
395	100.20
400	100.00
405	99.80
410	99.61
415	99.41
420	99.22
425	99.03
430	98.83
435	98.64
440	98.45
445	98.25
450	98.06
455	97.87
460	97.68
465	97.49
470	97.30
475	97.11
480	96.92
WAL	4.36
Mod Durn	3.83
Principal Window	09/25/2007 - 09/25/2010

HEMT 2004-3 Class B-2F Yield Table

Yield	30 CPR, Call (Y) Price
2.863	118.47
3.363	116.27
3.863	114.11
4.363	112.01
4.863	109.96
5.363	107.96
5.863	106.01
6.363	104.10
6.863	102.23
7.363	100.41
7.863	98.63
8.363	96.90
8.863	95.20
9.363	93.54
9.863	91.92
10.363	90.33
10.863	88.79
11.363	87.27
11.863	85.79
12.363	84.35
12.863	82.93
WAL	4.36
Mod Durn	3.54
Principal Window	09/25/2007 - 09/25/2010

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3 Class B-2A DM Table

Investor Settlement: 6/29/2004
First Payment Date: 7/25/2004

DM table for Class B-2A

Price	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
98.83	426	430	433	434
WAL for Princ Pmts	5.1	4.4	3.9	3.7
Mod Durn	4.4	3.8	3.5	3.4
Principal Window Begin	8/25/2007	9/25/2007	10/25/2007	11/25/2007
Principal Window End	2/25/2012	9/25/2010	9/25/2009	11/25/2008

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

HEMT 2004-3 Class B-2A DM Table

Investor Settlement: 6/29/2004
First Payment Date: 7/25/2004

DM table for Class B-2A

Price	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
98.83	426	430	433	434
WAL for Princ Pmts	5.1	4.4	3.9	3.7
Mod Durn	4.4	3.8	3.5	3.4
Principal Window Begin	8/25/2007	9/25/2007	10/25/2007	11/25/2007
Principal Window End	2/25/2012	9/25/2010	9/25/2009	11/25/2008

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3 Class B-2F Yield Table

Investor Settlement: 6/29/2004
Dated Date: 6/1/2004
First Payment Date: 7/25/2004

Price	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Yield	Yield	Yield	Yield
98.63	7.836	7.864	7.884	7.896
WAL for Princ Pmts	5.1	4.4	3.9	3.7
Mod Durn	4.0	3.5	3.3	3.1
Principal Window Begin	8/25/2007	9/25/2007	10/25/2007	11/25/2007
Principal Window End	2/25/2012	9/25/2010	9/25/2009	11/25/2008

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3 Class B-2F Yield Table

Investor Settlement: 6/29/2004
Dated Date: 6/1/2004
First Payment Date: 7/25/2004

Price	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Yield	Yield	Yield	Yield
98.63	7.836	7.864	7.884	7.896
WAL for Princ Pmts	5.1	4.4	3.9	3.7
Mod Durn	4.0	3.5	3.3	3.1
Principal Window Begin	8/25/2007	9/25/2007	10/25/2007	11/25/2007
Principal Window End	2/25/2012	9/25/2010	9/25/2009	11/25/2008

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-3
A22
100% Severity
100% Adv, 6 mo lag
FWD Libor
100 PPC

CDR	Total Collat Loss (Collat Maturity)	WAL
16.7	132,935,774.4866 (33.23%)	6.67

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-03 - Price/Yield - A22

Price	Yield	Yield	Yield	Yield
99-26	1.6111	1.6177	1.6568	1.6693
99-27	1.6068	1.6122	1.6448	1.6553
99-28	1.6024	1.6068	1.6329	1.6413
99-29	1.5981	1.6014	1.6210	1.6272
99-30	1.5938	1.5960	1.6090	1.6132
99-31	1.5895	1.5906	1.5971	1.5992
100-00	1.5852	1.5852	1.5852	1.5852
WAL	7.6512	6.0261	2.6590	2.2559
Principal Window Begin	12-Jan	7-Jun	6-Dec	6-Aug
Principal Window End	12-Feb	10-Sep	7-Apr	6-Nov
LIBOR_1MO	1.1	1.1	1.1	1.1
Prepay	25 CPR	30 CPR	35 CPR	40 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-03 - DM/Yield - A22

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-26	51	51	55	56
99-27	50	51	54	55
99-28	50	50	53	54
99-29	49	50	52	52
99-30	49	49	50	51
99-31	48	49	49	49
100-00	48	48	48	48
WAL	7.6512	6.0261	2.6590	2.2559
Principal Window Begin	12-Jan	7-Jun	6-Dec	6-Aug
Principal Window End	12-Feb	10-Sep	7-Apr	6-Nov
LIBOR_1MO	1.1	1.1	1.1	1.1
Prepay	25 CPR	30 CPR	35 CPR	40 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-03 - DM/Yield - A-3

Prepay	25 CPR	30 CPR	35 CPR	40 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	48	48	48	48
WAL	7.7	6.0	2.7	2.3
Principal Window Begin	12-Jan	7-Jun	6-Dec	6-Aug
Principal Window End	12-Feb	10-Sep	7-Apr	6-Nov

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

HEMT 2004-3

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity		110% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	Breakeven CDR	Collateral Cum Loss (%)
Class M-1	100	Spot	14.1	117,206,211.1590 (29.30%)	14.1	117,206,211.1590 (29.30%)
Class M-2	100	Spot	11.9	102,768,587.0592 (25.69%)	11.9	102,768,587.0592 (25.69%)
Class M-3	100	Spot	10.3	91,541,975.0308 (22.89%)	10.3	91,541,975.0308 (22.89%)
Class M-5	100	Spot	8.3	76,553,047.6029 (19.14%)	8.3	76,553,047.6029 (19.14%)
Class M-1	50	Spot	11.4	161,336,717.4914 (40.33%)	11.4	161,336,717.4914 (40.33%)
Class M-2	50	Spot	10.0	147,859,067.9078 (36.96%)	10.0	147,859,067.9078 (36.96%)
Class M-3	50	Spot	9.1	138,509,163.4108 (34.63%)	9.1	138,509,163.4108 (34.63%)
Class M-5	50	Spot	7.8	123,947,059.2506 (30.99%)	7.8	123,947,059.2506 (30.99%)
Class M-1	100	Fwd	11.3	98,633,941.2967 (24.66%)	11.3	98,633,941.2967 (24.66%)
Class M-2	100	Fwd	9.2	83,436,097.8680 (20.86%)	9.2	83,436,097.8680 (20.86%)
Class M-3	100	Fwd	7.7	71,832,620.0736 (17.96%)	7.7	71,832,620.0736 (17.96%)
Class M-5	100	Fwd	5.8	56,142,697.5043 (14.04%)	5.8	56,142,697.5043 (14.04%)
Class M-1	50	Fwd	7.7	122,771,409.6967 (30.69%)	7.7	122,771,409.6967 (30.69%)
Class M-2	50	Fwd	6.4	106,703,516.2684 (26.68%)	6.4	106,703,516.2684 (26.68%)
Class M-3	50	Fwd	5.5	94,661,851.8914 (23.67%)	5.5	94,661,851.8914 (23.67%)
Class M-5	50	Fwd	4.5	80,307,763.7146 (20.08%)	4.5	80,307,763.7146 (20.08%)
Class M-1	100	Fwd + 200	9.0	81,926,525.4288 (20.48%)	9.0	81,926,525.4288 (20.48%)
Class M-2	100	Fwd + 200	7.0	66,186,602.8446 (16.55%)	7.0	66,186,602.8446 (16.55%)
Class M-3	100	Fwd + 200	5.6	54,422,032.0292 (13.61%)	5.6	54,422,032.0292 (13.61%)
Class M-5	100	Fwd + 200	4.0	40,147,414.0357 (10.04%)	4.0	40,147,414.0357 (10.04%)
Class M-1	50	Fwd + 200	5.3	91,875,985.7818 (22.97%)	5.3	91,875,985.7818 (22.97%)
Class M-2	50	Fwd + 200	4.3	77,305,348.7963 (19.33%)	4.3	77,305,348.7963 (19.33%)
Class M-3	50	Fwd + 200	3.5	64,827,848.2005 (16.21%)	3.5	64,827,848.2005 (16.21%)
Class M-5	50	Fwd + 200	2.7	51,556,491.6579 (12.89%)	2.7	51,556,491.6579 (12.89%)

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class M-5	75	Fwd + 100	4.2	55,048,215 (13.76%)
Class B-1	75	Fwd + 100	3.8	50,356,927 (12.59%)
Class M-5	100	Fwd + 100	4.9	48,290,281 (12.07%)
Class B-1	100	Fwd + 100	4.2	41,982,846 (10.50%)

HEMT 04-3 Excess Spread

Assumptions:

Prepay 75 PPC

LIBOR forward LIBOR

Loss No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.100%	7.754%	61	5.579%	3.423%
2	1.265%	7.257%	62	5.604%	3.225%
3	1.472%	7.046%	63	5.649%	3.185%
4	1.680%	6.912%	64	5.692%	3.328%
5	1.774%	6.750%	65	5.737%	3.108%
6	1.920%	6.689%	66	5.784%	3.250%
7	2.078%	6.457%	67	5.890%	2.975%
8	2.234%	6.310%	68	5.949%	2.923%
9	2.380%	6.456%	69	5.992%	3.451%
10	2.523%	6.044%	70	6.036%	2.847%
11	2.658%	6.024%	71	6.084%	2.996%
12	2.808%	5.788%	72	6.131%	2.764%
13	2.948%	5.775%	73	5.867%	3.179%
14	3.071%	5.561%	74	5.830%	3.027%
15	3.206%	5.434%	75	5.867%	2.994%
16	3.344%	5.423%	76	5.905%	3.147%
17	3.430%	5.217%	77	5.941%	2.930%
18	3.562%	5.219%	78	5.976%	3.087%
19	3.692%	4.965%	79	6.056%	2.829%
20	3.788%	4.873%	80	6.101%	2.790%
21	3.917%	5.170%	81	6.136%	3.337%
22	3.997%	4.674%	82	6.171%	2.729%
23	4.052%	4.765%	83	6.209%	2.890%
24	4.164%	4.516%	84	6.246%	2.663%
25	4.266%	4.570%	85	6.023%	3.047%
26	4.272%	4.414%	86	5.995%	2.882%
27	4.378%	4.315%	87	6.024%	2.857%
28	4.470%	4.386%	88	6.055%	3.020%
29	4.476%	4.222%	89	6.084%	2.804%
30	4.583%	4.285%	90	6.114%	2.970%
31	4.662%	4.053%	91	6.168%	2.731%
32	4.675%	4.041%	92	6.203%	2.700%
33	4.770%	4.452%	93	6.234%	3.064%
34	4.838%	3.896%	94	6.263%	2.648%
35	4.819%	4.079%	95	6.293%	2.819%
36	4.902%	3.842%	96	6.322%	2.596%
37	4.975%	3.944%	97	6.163%	2.928%
38	4.982%	3.720%	98	6.143%	2.753%
39	5.067%	3.666%	99	6.171%	2.728%
40	5.127%	3.790%	100	6.197%	2.899%
41	5.127%	3.631%	101	6.221%	2.684%
42	5.205%	3.733%	102	6.248%	2.856%
43	5.257%	3.524%	103	6.318%	2.600%
44	5.252%	3.531%	104	6.354%	2.306%
45	5.320%	3.815%	105	6.379%	2.890%
46	5.372%	3.427%	106	6.403%	2.268%
47	5.376%	3.595%	107	6.430%	2.436%
48	5.447%	3.362%	108	6.459%	2.224%
49	5.492%	3.497%	109	6.249%	2.584%
50	5.494%	3.321%	110	6.243%	2.393%
51	5.559%	3.264%	111	6.267%	2.374%
52	5.591%	3.413%	112	6.289%	2.551%
53	5.558%	3.265%	113	6.309%	2.341%
54	5.620%	3.389%	114	6.332%	2.516%
55	5.614%	3.216%	115	6.423%	2.252%
56	5.520%	3.298%	116	6.458%	2.224%
57	5.572%	3.788%	117	6.482%	2.808%
58	5.619%	3.212%	118	6.501%	2.190%
59	5.674%	3.343%	119	6.525%	2.358%
60	5.726%	3.118%	120	6.550%	2.152%

HEMT 04-3 Excess Spread, Fwd Libor + 100

Assumptions:

Prepay	100 PPC
LIBOR	forward LIBOR + 100
Loss	No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.100%	7.754%	61	6.579%	2.524%
2	2.265%	6.221%	62	6.604%	2.303%
3	2.472%	6.014%	63	6.649%	2.268%
4	2.680%	5.912%	64	6.692%	2.436%
5	2.774%	5.718%	65	6.737%	2.200%
6	2.920%	5.690%	66	6.784%	2.366%
7	3.078%	5.426%	67	6.890%	2.085%
8	3.234%	5.279%	68	6.949%	2.043%
9	3.380%	5.524%	69	6.992%	2.634%
10	3.523%	5.012%	70	7.036%	1.981%
11	3.658%	5.026%	71	7.084%	2.141%
12	3.808%	4.756%	72	7.131%	1.914%
13	3.948%	4.776%	73	6.867%	2.323%
14	4.071%	4.527%	74	6.830%	2.159%
15	4.206%	4.411%	75	6.867%	2.134%
16	4.344%	4.449%	76	6.905%	2.067%
17	4.430%	4.229%	77	6.941%	1.851%
18	4.562%	4.281%	78	6.976%	2.017%
19	4.692%	4.018%	79	7.056%	1.765%
20	4.788%	3.935%	80	7.101%	1.733%
21	4.917%	4.326%	81	7.136%	2.301%
22	4.997%	3.752%	82	7.171%	1.687%
23	5.052%	3.869%	83	7.209%	1.844%
24	5.164%	3.610%	84	7.246%	1.640%
25	5.266%	3.692%	85	7.023%	1.981%
26	5.272%	3.523%	86	6.995%	1.810%
27	5.378%	3.436%	87	7.024%	1.788%
28	5.470%	3.534%	88	7.055%	1.957%
29	5.478%	3.361%	89	7.084%	1.745%
30	5.583%	3.451%	90	7.114%	1.913%
31	5.662%	3.218%	91	7.168%	1.688%
32	5.675%	3.214%	92	7.203%	1.667%
33	5.770%	3.672%	93	7.234%	2.024%
34	5.838%	3.096%	94	7.263%	1.630%
35	5.819%	3.295%	95	7.293%	1.782%
36	5.902%	3.062%	96	7.322%	1.593%
37	5.975%	3.192%	97	7.163%	1.877%
38	5.982%	2.819%	98	7.143%	1.703%
39	6.067%	2.552%	99	7.171%	1.686%
40	6.127%	2.697%	100	7.197%	1.852%
41	6.127%	2.534%	101	7.221%	1.655%
42	6.205%	2.697%	102	7.248%	1.814%
43	6.257%	2.477%	103	7.318%	1.609%
44	6.252%	2.497%	104	7.354%	1.621%
45	6.320%	2.855%	105	7.379%	2.208%
46	6.372%	2.418%	106	7.403%	1.662%
47	6.376%	2.629%	107	7.430%	1.842%
48	6.447%	2.376%	108	7.459%	1.703%
49	6.492%	2.554%	109	7.249%	2.047%
50	6.494%	2.361%	110	7.243%	1.917%
51	6.559%	2.314%	111	7.267%	1.944%
52	6.591%	2.493%	112	7.289%	2.145%
53	6.558%	2.319%	113	7.309%	2.007%
54	6.620%	2.472%	114	7.332%	2.205%
55	6.614%	2.277%	115	7.423%	2.032%
56	6.520%	2.358%	116	7.458%	2.061%
57	6.572%	2.933%	117	7.482%	2.655%
58	6.619%	2.280%	118	7.501%	2.140%
59	6.674%	2.438%	119	7.525%	2.341%
60	6.726%	2.195%	120	7.550%	2.221%

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

HEMT 2004-3

HEMT 04-3 Class Zero Yield Table

Price	100
Prepay	100 PPC
Severity	100%
Lag	6 months
Advance	100%
Stepdown	NO

** Zero yield CDR is the highest CDR for the Class M-2 to have a positive yield based on the above scenario

M-5	Fwd	Fwd+200
Yield	0.4	1.1
CDR	6.7	4.8
Collateral Cum Loss	63,719,687 (15.93%)	47,400,146 (11.85%)

B-1	Fwd	Fwd+200
Yield	0.2	2.6
CDR	5.7	3.8
Collateral Cum Loss	55,284,074 (13.82%)	38,296,851 (9.57%)

B-2	Fwd	Fwd+200
Yield	1.4	1.8
CDR	5.0	3.2
Collateral Cum Loss	49,176,832 (12.29%)	32,652,525 (8.16%)

Hemt 2004-3

100% Severity

100 PPC

100 % Adv

6mo Lag

Fwd Libor

CDR Ramp

Trigger Fail

To Maturity

B1	Fwd Libor +	BE_CDR	Total Collat Loss (Collat Maturity)	WAL
Trigger Fail	0	146.5	51,623,558.9439 (12.91%)	12.33
Trigger Fail	75	127	45,342,433.9101 (11.34%)	12.44

B2	Fwd Libor +	BE_CDR	Total Collat Loss (Collat Maturity)	WAL
Trigger Fail	0	125.6	44,884,921.5102 (11.22%)	11.79
Trigger Fail	75	107.1	38,755,107.2152 (9.69%)	11.98

** Bond write down occurs with 1% increase*

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-3

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	CPR	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class B-2	15	50	Fwd	3.9	71,161,994 (17.79%)
Class B-2	30	100	Fwd	4.5	44,708,017 (11.18%)
Class B-2	45	150	Fwd	5.0	31,636,992 (7.91%)
Class B-2	15	50	Fwd + 200	2.2	42,830,197 (10.71%)
Class B-2	30	100	Fwd + 200	2.8	28,810,549 (7.20%)
Class B-2	45	150	Fwd + 200	3.2	20,672,983 (5.17%)

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT HOME EQUITY MORTGAGE TRUST 2004-3

[400,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2004-3

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[306,000,000]	Senior/Adj	LIBOR+[]%	1.5	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL(4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[36,000,000]	Mezzanine/Adj	LIBOR + []%	5.3	AA/Aa2
M-2	[16,000,000]	Mezzanine/Adj	LIBOR + []%	4.7	AA-/A1
M-3	[12,000,000]	Mezzanine/Adj	LIBOR + []%	4.5	A+/A2
M-4	[5,000,000]	Mezzanine/Adj	LIBOR + []%	4.5	A/A3
M-5	[11,000,000]	Subordinate/Adj	LIBOR + []%	4.4	A-/Baa1
B-1	[6,000,000]	Subordinate/Adj	LIBOR + []%	4.4	BBB+/Baa2
B-2	[8,000,000]	Subordinate/Adj	LIBOR + []%	4.4	BBB/Baa3
Total	[400,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	NR
X-2	[0]	Charged Off Loans	0.00%	N/A	NR
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the related REMICs.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation [91.2%] and Option One Mortgage Corporation [8.8%]
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[June 1, 2004] for the initial Mortgage Loans.
Deal Settlement:	On or about [June 29, 2004]
Investor Settlement:	On or about [June 30, 2004]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in July 2004.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificates and the Class A-RL Certificates, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates. 24 days with respect to the Class A-R Certificates and the Class A-RL Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") is a constant prepayment of [30.0%] CPR.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class A-R and Class A-RL Certificates as follows:

Classes	S&P/Moodys
Class A-1	AAA/Aaa
Class A-R	AAA/NR
Class A-RL	AAA/NR
Class M-1	AA/Aa2
Class M-2	AA-/A1
Class M-3	A+/A2
Class M-4	A/A3
Class M-5	A-/Baa1
Class B-1	BBB+/Baa2
Class B-2	BBB/Baa3

Prefunding Amount:	
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates other than the Class A-R Certificates and Class A-RL Certificates will be increased by (1) the initial pass-through margin with respect to the Class A-1 Certificates; or (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates.
Pass-through Rate:	For the offered Certificates other than the Class A-R Certificates and Class A-RL Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class A-R Certificates and Class A-RL Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, for the offered Certificates other than the Class A-R Certificates and Class A-RL Certificates, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee, by (y) the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) the actual number of days in the immediately preceding interest accrual period divided by 360.
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding distribution date and any unpaid Interest Carry Forward Amount from the immediately preceding distribution date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any distribution date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the related servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the related servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest and (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.
Principal Remittance Amount:	For any distribution date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the related servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal and (6) regarding the September 2004 Distribution Date, the amount remaining in the Prefunding Account at the end of the Funding Period.

Overcollateralization Release Amount

For any distribution date will be equal to the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (2) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Interest Rate Cap Account.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[23.50]%	[29.25]%	[58.50]%
M-1	[14.50]%	[20.25]%	[40.50]%
M-2	[10.50]%	[16.25]%	[32.50]%
M-3	[7.50]%	[13.25]%	[26.50]%
M-4	[6.25]%	[12.00]%	[24.00]%
M-5	[3.50]%	[9.25]%	[18.50]%
B-1	[2.00]%	[7.75]%	[15.50]%
B-2	[0.00]%	[5.75]%	[11.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially 5.75% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is 11.50% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of 0.50% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in July 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [58.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [ ] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
July 2004 – June 2007	N/A
July 2007 – June 2008	[]
July 2008 – June 2009	[]
July 2009 – June 2010	[]
July 2010 – June 2011	[]
July 2011 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. For application as part of monthly excess cash flow.

II. The Principal Payment Amount before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in October 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and Class A-RL Certificates; concurrently on a pro rata basis, until the Class Principal Balances thereof have been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. For application as part of monthly excess cash flow.

III. The Principal Payment Amount on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in October 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class B-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III (any such amount, an "Excess Cashflow Loss Payment");
2. a) Except for the first distribution date, until the Overcollateralization Amount equals the Targeted Overcollateralization Amount for such date, on each distribution date prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
10. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
11. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and Class A-RL Certificates under this clause (11).

Amounts on the deposit in the Interest Rate Cap Account (as described on page 9) will be available on any Distribution Date to pay the following amounts. On each Distribution Date, an amount will be withdrawn from the Interest Rate Cap Account, equal to the excess of the cumulative losses on the Mortgage Loans as of such Distribution Date over the total of all amounts previously withdrawn from the Interest Rate Cap Account, and will be applied as follows:

(1) to the Class M-1 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(2) to the Class M-2 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(3) to the Class M-3 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(4) to the Class M-4 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(5) to the Class M-5 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(6) to the Class B-1 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(7) To the Class B-2 Certificates, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(8) for application as part of Monthly Excess Cashflow for such distribution date.

Amounts in the Interest Rate Cap Account not used on any Distribution Date may remain on deposit in the Interest Rate Cap Account and may be available on future Distribution Dates to make the payments described in the preceding paragraph. However at no time will the amount on deposit in the Interest Rate Cap Account exceed the target amount. The "target amount" will be calculated on each distribution date, after giving effect to withdrawals from the Interest Rate Cap Account on that distribution date and distributions and allocation of losses on the certificates on such date, and will equal the excess, if any, of the Targeted Overcollateralization Amount over the Overcollateralization Amount, in each case for such distribution date. Any amount on deposit in the Interest Rate Cap Account in excess of the target amount will be released to the Class X-1 Certificateholders.

Interest Rate Cap Reserve Fund and Interest Rate Cap Account

On the closing date, the depositor will deposit $2,312,576 into a segregated account maintained by the trustee, referred to as the Interest Rate Cap Reserve Fund. This amount will be used to make payments into the Interest Rate Cap Account as described below. The payment for each period shall be based on the Notional Balance for the related period at a per annum rate (on an actual/360 accrual basis) equal to the lesser of (1) the excess, if any, of the current 1-month LIBOR rate for such period over the 1-Month LIBOR Strike for such period as shown below and (2) the excess of the 1-month LIBOR Ceiling over the 1-month LIBOR Strike for such period as shown below. On each Distribution Date, the trustee shall distribute the excess, if any, of the Maximum Payment Amount over the actual payment made from the Interest Rate Cap Reserve Fund to the Interest Rate Cap Account for the related period to the Class X-1 Certificateholders.

Period	Distribution Date	Notional Balance	1-Month LIBOR Strike	1-Month LIBOR Ceiling	Payment Amount
1	07/25/04	185,000,000	1.250%	1.250%	0
2	08/25/04	180,447,486	1.250%	1.250%	0
3	09/25/04	175,240,164	1.250%	1.350%	15,090
4	10/25/04	169,407,874	1.250%	1.475%	31,764
5	11/25/04	163,221,972	1.250%	1.600%	49,193
6	12/25/04	156,565,808	1.250%	1.725%	61,974
7	01/25/05	149,549,295	1.250%	1.850%	77,267
8	02/25/05	142,114,504	1.250%	1.975%	88,723
9	03/25/05	134,297,731	1.250%	2.100%	88,786
10	04/25/05	126,998,854	1.250%	2.225%	106,626
11	05/25/05	120,048,049	1.250%	2.350%	110,044
12	06/25/05	113,303,969	1.250%	2.475%	119,520
13	07/25/05	106,991,438	1.250%	2.600%	120,365
14	08/25/05	100,907,709	1.250%	2.725%	128,167
15	09/25/05	95,285,776	1.250%	2.850%	131,283
16	10/25/05	89,653,610	1.250%	2.975%	128,877
17	11/25/05	84,550,678	1.250%	3.100%	134,694
18	12/25/05	79,737,518	1.250%	3.225%	131,235
19	01/25/06	75,197,642	1.250%	3.350%	135,982
20	02/25/06	70,915,567	1.250%	3.475%	135,872
21	03/25/06	66,876,685	1.250%	3.600%	122,236
22	04/25/06	63,067,214	1.250%	3.725%	134,412
23	05/25/06	59,474,152	1.250%	3.850%	128,861
24	06/25/06	56,085,233	1.250%	3.975%	131,606
25	07/25/06	0	1.250%	4.100%	0

Amounts in the Interest Rate Cap Account will be applied as described on page 8

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.51	2.32	1.47	1.02	0.82	0.57
First Pay	04-Jul	04-Jul	04-Jul	04-Jul	04-Jul	04-Jul
Last Pay	17-Mar	13-Jan	10-Sep	07-Jan	06-Jul	05-Nov

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.69	5.33	3.57	2.34	1.55
First Pay	08-Jul	07-Oct	08-Aug	07-Jan	06-Jul	05-Nov
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	07-Feb	06-Mar

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.66	4.69	4.80	2.83	1.87
First Pay	08-Jul	07-Sep	08-Mar	09-Jan	07-Feb	06-Mar
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	07-Jun	06-Jun

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.65	4.54	4.44	3.79	2.10
First Pay	08-Jul	07-Aug	08-Jan	08-Jul	07-Jun	06-Jun
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	08-Apr	06-Sep

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.65	4.48	4.20	3.82	2.27
First Pay	08-Jul	07-Aug	07-Dec	08-May	08-Apr	06-Sep
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	08-Apr	06-Oct

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.65	4.43	4.04	3.82	2.43
First Pay	08-Jul	07-Aug	07-Oct	08-Feb	08-Apr	06-Oct
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	08-Apr	06-Dec

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.64	4.39	3.91	3.82	2.49
First Pay	08-Jul	07-Jul	07-Oct	07-Dec	08-Apr	06-Dec
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	08-Apr	06-Dec

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.43	5.64	4.36	3.82	3.71	2.49
First Pay	08-Jul	07-Jul	07-Sep	07-Oct	08-Jan	06-Dec
Last Pay	17-Mar	13-Jan	10-Sep	09-Apr	08-Apr	06-Dec

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.64	2.49	1.61	1.02	0.82	0.57
First Pay	04-Jul	04-Jul	04-Jul	04-Jul	04-Jul	04-Jul
Last Pay	23-Dec	19-Aug	18-Jul	07-Jan	06-Jul	05-Nov

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.88	6.30	5.81	4.69	2.34	1.55
First Pay	08-Jul	07-Oct	08-Aug	07-Jan	06-Jul	05-Nov
Last Pay	22-Apr	19-Aug	17-Mar	15-May	07-Feb	06-Mar

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.85	6.27	5.15	5.47	2.83	1.87
First Pay	08-Jul	07-Sep	08-Mar	09-Jan	07-Feb	06-Mar
Last Pay	21-Apr	19-Aug	16-Apr	13-Jul	07-Jun	06-Jun

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.83	6.24	4.99	4.78	6.47	2.10
First Pay	08-Jul	07-Aug	08-Jan	08-Jul	07-Jun	06-Jun
Last Pay	20-May	19-Jul	15-Sep	13-Feb	13-Feb	06-Sep

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.82	6.22	4.91	4.53	5.14	2.27
First Pay	08-Jul	07-Aug	07-Dec	08-May	09-Apr	06-Sep
Last Pay	19-Aug	18-Nov	15-Feb	12-Sep	11-Jan	06-Oct

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.82	6.19	4.85	4.36	4.56	2.45
First Pay	08-Jul	07-Aug	07-Oct	08-Feb	08-Jul	06-Oct
Last Pay	19-Aug	18-Jul	14-Nov	12-Jul	10-Nov	07-Jan

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.82	6.15	4.77	4.20	4.15	2.69
First Pay	08-Jul	07-Jul	07-Oct	07-Dec	08-Apr	07-Jan
Last Pay	19-Aug	17-Sep	14-Mar	11-Dec	10-Jun	07-Apr

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.82	6.09	4.70	4.08	3.91	3.47
First Pay	08-Jul	07-Jul	07-Sep	07-Oct	08-Jan	07-Apr
Last Pay	19-Aug	17-Jan	13-Oct	11-Aug	10-Feb	10-Mar

Net Funds Cap (Assumes no losses, 100% PPC and business day convention is ignored)

Period	Net Funds Cap	Period	Net Funds Cap
1	10.91%	61	9.09%
2	8.80%	62	8.79%
3	8.80%	63	8.79%
4	9.09%	64	9.09%
5	8.80%	65	8.79%
6	9.09%	66	9.09%
7	8.80%	67	8.79%
8	8.80%	68	8.79%
9	9.74%	69	9.74%
10	8.80%	70	8.79%
11	9.09%	71	9.09%
12	8.80%	72	8.79%
13	9.09%	73	9.09%
14	8.80%	74	8.79%
15	8.80%	75	8.79%
16	9.09%	76	9.09%
17	8.80%	77	8.79%
18	9.09%	78	9.09%
19	8.80%	79	8.79%
20	8.80%	80	8.79%
21	9.74%	81	9.74%
22	8.80%	82	8.79%
23	9.09%	83	9.09%
24	8.80%	84	8.79%
25	9.09%	85	9.09%
26	8.80%	86	8.79%
27	8.80%	87	8.79%
28	9.09%	88	9.09%
29	8.80%	89	8.79%
30	9.09%	90	9.09%
31	8.80%	91	8.79%
32	8.80%	92	8.79%
33	9.74%	93	9.40%
34	8.80%	94	8.79%
35	9.09%	95	9.09%
36	8.80%	96	8.79%
37	9.09%	97	9.09%
38	8.80%	98	8.79%
39	8.80%	99	8.79%
40	9.09%	100	9.09%
41	8.80%	101	8.79%
42	9.09%	102	9.09%
43	8.80%	103	8.79%
44	8.80%	104	8.79%
45	9.40%	105	9.74%
46	8.80%	106	8.79%
47	9.09%	107	9.09%
48	8.80%	108	8.79%
49	9.09%	109	9.09%
50	8.80%	110	8.79%
51	8.79%	111	8.79%
52	9.09%	112	9.09%
53	8.79%	113	8.79%
54	9.09%	114	9.09%
55	8.79%	115	8.79%
56	8.79%	116	8.79%
57	9.74%	117	9.73%
58	8.79%	118	8.79%
59	9.09%	119	9.09%
60	8.79%	120	8.79%

HEMT HOME EQUITY MORTGAGE TRUST 2004-3

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention is ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.100%	7.754%	61	5.579%	3.369%
2	1.265%	7.255%	62	5.604%	3.171%
3	1.472%	7.043%	63	5.649%	3.135%
4	1.680%	6.905%	64	5.692%	3.281%
5	1.774%	6.740%	65	5.737%	3.064%
6	1.920%	6.677%	66	5.784%	3.210%
7	2.078%	6.444%	67	5.890%	2.937%
8	2.234%	6.294%	68	5.949%	2.888%
9	2.380%	6.441%	69	5.992%	3.422%
10	2.523%	6.026%	70	6.036%	2.820%
11	2.658%	6.006%	71	6.084%	2.973%
12	2.808%	5.770%	72	6.131%	2.744%
13	2.948%	5.758%	73	5.867%	3.164%
14	3.071%	5.543%	74	5.830%	3.015%
15	3.206%	5.421%	75	5.867%	2.987%
16	3.344%	5.410%	76	5.905%	2.872%
17	3.430%	5.204%	77	5.941%	2.649%
18	3.562%	5.207%	78	5.976%	2.815%
19	3.692%	4.953%	79	6.056%	2.552%
20	3.788%	4.862%	80	6.101%	2.514%
21	3.917%	5.161%	81	6.136%	3.083%
22	3.997%	4.665%	82	6.171%	2.455%
23	4.052%	4.757%	83	6.209%	2.618%
24	4.164%	4.508%	84	6.246%	2.392%
25	4.266%	4.565%	85	6.023%	2.775%
26	4.272%	4.408%	86	5.995%	2.603%
27	4.378%	4.312%	87	6.024%	2.579%
28	4.470%	4.385%	88	6.055%	2.748%
29	4.478%	4.221%	89	6.084%	2.528%
30	4.583%	4.288%	90	6.114%	2.698%
31	4.662%	4.058%	91	6.168%	2.457%
32	4.675%	4.047%	92	6.203%	2.428%
33	4.770%	4.461%	93	6.234%	2.801%
34	4.838%	3.910%	94	6.263%	2.378%
35	4.819%	4.092%	95	6.293%	2.549%
36	4.902%	3.862%	96	6.322%	2.332%
37	4.975%	3.966%	97	6.163%	2.657%
38	4.982%	3.636%	98	6.143%	2.478%
39	5.067%	3.395%	99	6.171%	2.454%
40	5.127%	3.538%	100	6.197%	2.628%
41	5.127%	3.407%	101	6.221%	2.412%
42	5.205%	3.542%	102	6.248%	2.585%
43	5.257%	3.350%	103	6.318%	2.348%
44	5.252%	3.370%	104	6.354%	2.354%
45	5.320%	3.675%	105	6.379%	2.973%
46	5.372%	3.291%	106	6.403%	2.386%
47	5.376%	3.474%	107	6.430%	2.592%
48	5.447%	3.249%	108	6.459%	2.418%
49	5.492%	3.399%	109	6.249%	2.818%
50	5.494%	3.232%	110	6.243%	2.668%
51	5.559%	3.184%	111	6.267%	2.692%
52	5.591%	3.338%	112	6.289%	2.912%
53	5.558%	3.189%	113	6.309%	2.748%
54	5.620%	3.317%	114	6.332%	2.969%
55	5.614%	3.145%	115	6.423%	2.753%
56	5.520%	3.229%	116	6.458%	2.776%
57	5.572%	3.728%	117	6.482%	3.401%
58	5.619%	3.147%	118	6.501%	2.848%
59	5.674%	3.283%	119	6.525%	3.071%
60	5.726%	3.059%	120	6.550%	2.921%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) based on the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event is in effect for each distribution date, no stepdown occurs, 6 month lag to liquidation, and 100% servicer advancing.

Class	Breakeven CDR	Collateral Cum Loss	WAL
Class M-1	11.3%	24.66%	6.34
Class M-2	9.2%	20.86%	8.48
Class M-3	7.7%	17.96%	9.19
Class M-4	7.1%	16.75%	10.80
Class M-5	5.8%	14.04%	9.85
Class B-1	5.2%	12.73%	11.47
Class B-2	4.5%	11.18%	10.40

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 06/01/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	8,632		
Total Outstanding Loan Balance	$385,718,667.72		
Average Loan Current Balance	$44,684.74	$5,630.01	$356,056.07
Weighted Average Combined LTV	95.84%	1.64%	100.00%
Weighted Average Coupon	9.62%	5.75%	14.99%
Weighted Average FICO (Non-Zero)	680		
Weighted Average Age (Months)	4		
% Prepayment Penalties	50.99%		
% Balloons	65.76%		
% Second Liens	99.99%		

Principle Balance at Origination ($)	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,104	$ 40,457,575.47	10.49	668	95.46	9.94	85.42
25,000.01 - 50,000.00	3,978	$ 143,136,247.49	37.11	677	97.00	9.64	93.10
50,000.01 - 75,000.00	1,608	$ 98,370,290.01	25.50	682	96.49	9.61	95.49
75,000.01 - 100,000.00	513	$ 44,212,523.18	11.46	690	95.66	9.52	95.29
100,000.01 - 125,000.00	168	$ 18,833,414.58	4.88	688	94.91	9.50	96.29
125,000.01 - 150,000.00	173	$ 24,183,513.93	6.27	675	94.58	9.54	97.14
150,000.01 - 175,000.00	45	$ 7,332,531.50	1.90	692	92.01	9.58	89.12
175,000.01 - 200,000.00	30	$ 5,806,117.02	1.51	709	84.99	9.06	86.49
200,000.01 - 225,000.00	1	$ 224,689.29	0.06	671	82.76	7.88	100.00
225,000.01 - 250,000.00	9	$ 2,207,033.14	0.57	671	73.75	8.56	100.00
275,000.01 - 300,000.00	2	$ 598,676.04	0.16	726	82.20	6.56	100.00
350,000.01 - 375,000.00	1	$ 356,056.07	0.09	724	79.82	11.50	100.00
Total:	**8,632**	**$ 385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Scheduled Balance ($)	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,126	$ 40,988,880.15	10.63	668	95.49	9.94	85.55
25,000.01 - 50,000.00	3,959	$ 142,754,816.63	37.01	677	96.99	9.64	93.10
50,000.01 - 75,000.00	1,608	$ 98,444,461.07	25.52	681	96.51	9.61	95.49
75,000.01 - 100,000.00	512	$ 44,188,301.91	11.46	690	95.65	9.52	95.29
100,000.01 - 125,000.00	168	$ 18,883,478.48	4.90	687	94.87	9.52	96.30
125,000.01 - 150,000.00	172	$ 24,082,813.05	6.24	676	94.58	9.53	97.13
150,000.01 - 175,000.00	44	$ 7,183,344.87	1.86	692	91.95	9.57	88.90
175,000.01 - 200,000.00	30	$ 5,806,117.02	1.51	709	84.99	9.06	86.49
200,000.01 - 225,000.00	1	$ 224,689.29	0.06	671	82.76	7.88	100.00
225,000.01 - 250,000.00	9	$ 2,207,033.14	0.57	671	73.75	8.56	100.00
275,000.01 - 300,000.00	2	$ 598,676.04	0.16	726	82.20	6.56	100.00
350,000.01 - 375,000.00	1	$ 356,056.07	0.09	724	79.82	11.50	100.00
Total:	**8,632**	**$ 385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$	154,225.75	0.04	-	93.39	11.68	100.00
501 - 525	5	$	83,722.03	0.02	516	88.64	13.03	100.00
526 - 550	18	$	333,130.74	0.09	539	93.21	11.57	100.00
551 - 575	43	$	743,193.66	0.19	562	92.68	12.41	100.00
576 - 600	78	$	2,641,574.64	0.68	594	93.44	11.11	100.00
601 - 625	958	$	35,691,476.59	9.25	616	96.50	10.66	99.71
626 - 650	1,713	$	71,542,837.39	18.55	640	96.55	10.11	98.70
651 - 675	1,883	$	88,636,697.40	22.98	663	96.02	9.81	97.05
676 - 700	1,483	$	70,611,619.32	18.31	687	96.00	9.46	92.66
701 - 725	1,015	$	48,092,244.49	12.47	712	95.57	9.16	88.06
726 - 750	720	$	33,253,789.49	8.62	737	95.39	8.85	84.56
751 - 775	476	$	22,506,159.59	5.83	762	94.67	8.65	82.63
776 - 800	214	$	10,359,787.99	2.69	784	92.90	8.22	86.27
801 - 825	22	$	1,060,260.42	0.27	804	91.30	8.02	77.95
826 - 850	1	$	7,948.22	-	832	5.17	8.00	100.00
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	4	$	28,543.74	0.01	788	12.00	7.43	100.00
61 - 120	13	$	630,565.41	0.16	670	88.77	9.78	100.00
121 - 180	5,512	$	249,272,256.30	64.63	687	96.04	9.49	91.83
181 - 240	1,839	$	83,069,616.70	21.54	666	95.42	9.77	98.32
241 - 300	2	$	287,504.81	0.07	691	70.08	7.34	100.00
301 - 360	1,262	$	52,430,180.76	13.59	670	95.84	9.98	93.29
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	5	$	39,525.43	0.01	775	28.65	7.94	100.00
61 - 120	12	$	619,583.72	0.16	668	89.07	9.79	100.00
121 - 180	5,512	$	249,272,256.30	64.63	687	96.04	9.49	91.83
181 - 240	1,839	$	83,069,616.70	21.54	666	95.42	9.77	98.32
241 - 300	2	$	287,504.81	0.07	691	70.08	7.34	100.00
301 - 360	1,262	$	52,430,180.76	13.59	670	95.84	9.98	93.29
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Property Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	537	$	28,758,383.14	7.46	701	93.19	9.60	77.54
Condominium	610	$	24,750,602.09	6.42	688	96.79	9.58	94.22
Co-op	2	$	60,908.34	0.02	699	94.59	7.67	100.00
Factory Built	1	$	45,603.78	0.01	660	94.84	7.99	100.00
PUD	1,617	$	79,119,201.11	20.51	682	96.07	9.61	91.03
Single Family Residence	5,865	$	252,983,969.26	65.59	676	95.98	9.62	95.94
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Occupancy Status	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	631	$	20,764,144.19	5.38	717	90.46	10.24	-
Primary	7,891	$	360,448,820.66	93.45	677	96.23	9.58	100.00
Secondary	110	$	4,505,702.87	1.17	717	89.75	9.36	-
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Purpose	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	6,215	$	279,568,188.97	72.48	685	97.34	9.67	92.43
Refinance - Cashout	1,944	$	86,392,083.69	22.40	665	91.29	9.54	96.26
Refinance - Rate Term	473	$	19,758,395.06	5.12	669	94.61	9.26	95.50
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Combined LTV	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	4	$	41,262.38	0.01	801	2.86	7.27	100.00
10.01 - 20.00	5	$	96,766.84	0.03	728	13.00	7.93	100.00
20.01 - 30.00	5	$	400,647.89	0.10	655	25.34	10.07	100.00
30.01 - 40.00	6	$	289,364.09	0.08	703	36.19	8.13	100.00
40.01 - 50.00	12	$	394,333.87	0.10	677	45.68	7.86	100.00
50.01 - 60.00	22	$	1,114,733.63	0.29	684	55.13	8.09	100.00
60.01 - 70.00	71	$	3,961,078.76	1.03	681	66.54	8.18	89.18
70.01 - 80.00	230	$	15,110,338.69	3.92	689	77.53	8.05	87.50
80.01 - 90.00	1,298	$	58,806,117.43	15.25	685	88.58	9.07	77.45
90.01 - 95.00	1,280	$	57,501,276.84	14.91	693	94.72	9.68	83.34
95.01 - 100.00	5,699	$	248,002,747.30	64.30	675	99.91	9.86	99.95
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

State	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,508	$	152,422,286.99	39.52	686	94.48	9.44	95.34
Nevada	847	$	35,349,179.11	9.16	695	96.53	9.65	78.15
Florida	533	$	19,499,203.00	5.06	666	96.69	10.09	94.57
Arizona	555	$	18,695,887.37	4.85	680	97.10	9.60	90.48
New York	303	$	17,725,219.67	4.60	695	90.06	9.11	87.52
Washington	274	$	11,278,664.37	2.92	670	98.58	9.68	97.11
Maryland	215	$	10,398,293.57	2.70	678	96.55	9.68	97.91
Virginia	235	$	10,164,004.73	2.64	674	97.40	10.00	97.31
Colorado	190	$	8,155,649.05	2.11	668	97.81	10.02	95.76
New Jersey	147	$	7,544,584.36	1.96	693	91.77	9.27	88.05
Texas	226	$	7,350,791.90	1.91	674	98.02	9.81	96.97
Massachusetts	129	$	7,058,088.70	1.83	673	96.12	9.67	97.84
Illinois	179	$	6,756,576.43	1.75	677	98.30	9.94	93.52
Minnesota	144	$	6,065,700.43	1.57	665	99.23	9.47	98.14
Oregon	180	$	6,049,852.97	1.57	680	99.00	9.52	96.72
Other	1,967	$	61,204,685.07	15.87	663	98.00	9.91	96.41
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Documentation Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	4,414	$	185,467,147.08	48.08	667	96.52	9.32	95.97
NINA	244	$	13,722,509.26	3.56	712	86.63	9.87	86.67
Reduced	3,081	$	145,324,315.72	37.68	691	95.79	9.81	90.48
Stated/Stated	893	$	41,204,695.66	10.68	690	96.06	10.20	94.85
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Current Rate	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	77	$	3,614,509.16	0.94	736	86.59	5.99	97.14
6.001 - 6.500	185	$	7,999,869.85	2.07	732	85.70	6.41	98.36
6.501 - 7.000	310	$	15,277,638.85	3.96	719	88.90	6.86	95.68
7.001 - 7.500	262	$	13,613,529.32	3.53	712	89.17	7.35	94.17
7.501 - 8.000	505	$	23,664,327.00	6.14	701	93.88	7.90	95.83
8.001 - 8.500	612	$	27,117,207.57	7.03	690	95.51	8.32	94.00
8.501 - 9.000	1,106	$	48,756,329.73	12.64	688	96.73	8.84	94.08
9.001 - 9.500	848	$	41,149,609.23	10.67	675	96.50	9.32	93.60
9.501 - 10.000	1,434	$	67,067,074.12	17.39	675	97.46	9.86	93.97
10.001 - 10.500	711	$	30,495,891.64	7.91	670	97.90	10.33	95.54
10.501 - 11.000	790	$	38,437,850.47	9.97	671	97.04	10.88	94.24
11.001 - 11.500	614	$	25,379,205.80	6.58	654	96.64	11.39	95.53
11.501 - 12.000	926	$	35,866,626.74	9.30	660	97.35	11.93	81.84
12.001 - 12.500	107	$	3,552,328.60	0.92	641	95.75	12.35	97.06
12.501 - 13.000	88	$	2,427,102.01	0.63	630	97.18	12.89	98.37
13.001 - 13.500	17	$	476,416.65	0.12	643	97.54	13.36	100.00
13.501 - 14.000	35	$	727,074.60	0.19	608	97.06	13.86	95.10
14.001 - 14.500	2	$	58,894.79	0.02	606	95.93	14.12	100.00
14.501 - 15.000	3	$	37,181.59	0.01	579	97.07	14.94	100.00
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

Prepay Penalty Period	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	4,319	$	189,036,580.63	49.01	690	94.63	9.41	89.39
3	20	$	1,415,396.74	0.37	699	86.94	9.67	85.65
6	98	$	8,022,206.04	2.08	699	90.34	10.68	81.31
7	1	$	29,948.65	0.01	761	94.95	12.13	100.00
12	373	$	20,594,119.02	5.34	678	94.82	9.71	94.30
18	3	$	77,002.38	0.02	699	100.00	10.04	100.00
24	1,270	$	67,039,281.95	17.38	667	97.42	9.87	98.95
27	1	$	49,639.57	0.01	682	99.21	10.88	100.00
30	4	$	192,357.98	0.05	674	99.53	10.01	100.00
36	2,369	$	92,888,552.66	24.08	667	97.91	9.72	98.84
39	2	$	88,010.63	0.02	651	100.00	10.75	100.00
42	1	$	77,425.61	0.02	645	93.16	9.25	100.00
60	171	$	6,208,145.86	1.61	668	97.33	9.97	90.84
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**

LIEN POSITION	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	3	$	21,279.44	0.01	801	3.26	7.99	100.00
2	8,629	$	385,697,388.28	99.99	680	95.85	9.62	93.45
Total:	**8,632**	**$**	**385,718,667.72**	**100.00**	**680**	**95.84**	**9.62**	**93.45**